Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2010	2011	2012	2013	2014
Income from continuing operations before provision for income taxes	$270,125	$335,771	$409,167	$475,827	$587,888
Fixed charges	54,769	56,901	71,983	100,190	124,670
Amortization of capitalized interest, net of interest capitalized	2	(318)	(57)	56	(50)
Earnings available for fixed charges	$324,896	$392,354	$481,093	$576,073	$712,508

Fixed charges:
Interest expense, including amortization of debt issuance costs	$29,765	$24,307	$31,429	$51,184	$64,542
Capitalized interest	35	479	296	130	264
Portion of rental expense representative of interest	24,969	32,115	40,258	48,876	59,864
Total fixed charges	$54,769	$56,901	$71,983	$100,190	$124,670
Ratio of earnings to fixed charges	5.9	6.9	6.7	5.7	5.7